CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Americas Silver Corporation, of our report dated March 30, 2016 relating to the consolidated financial statements as at December 31, 2015, which appears in Exhibit 99.1 incorporated by reference in this registration statement.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

January 11, 2017